UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒     Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐     No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐     No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Brasil Telecom S.A. (“BrT” – BM&FBOVESPA: BRTO3/BRTO4) discloses to its shareholders and the market in general that, beginning on October 3, 2011, Banco do Brasil S.A. will become the depositary institution for the book-entry shares of BrT, instead of Banco Bradesco S.A.

To enable the transfer of the data bank to Banco do Brasil S.A., all customer services for shareholders of BrT, including sales of shares through banking agreements and sales of blocks of shares through brokers, will be suspended between September 26, 2011 and September 30, 2011. Trading of the shares of BrT in the BM&FBOVESPA will not be suspended.

Beginning on October 3, 2011, only Banco do Brasil S.A., through its network of branches, will provide customer service to the shareholders of BrT.

The blocks of outstanding shares provided by Banco Bradesco S.A. will be valid for deposit in the BM&FBOVESPA until September 30, 2011.

Rio de Janeiro, September 21, 2011.

Alex Waldemar Zornig

Investor Relations Director

Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer